UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-12474

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR

	For Period Ended:	March 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Torch Energy Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable

1100 North Market Street

Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19890

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Background
          The Torch Energy Royalty Trust (the “Trust”) is a Delaware statutory trust and was formed effective October 1, 1993, pursuant to a trust agreement (the “Trust Agreement”) entered into by and among Wilmington Trust Company, not in its individual capacity but solely as trustee of the Trust (the “Trustee”), Torch Royalty Company (“TRC”), Velasco Gas Company, Ltd. (“Velasco”), as owners of certain oil and gas properties, and Torch Energy Advisors Incorporated (“Torch”) as grantor. TRC and Velasco created net profits interests (“Net Profits Interests”) and conveyed such interests to Torch. Torch conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 8,600,000 units of beneficial interest in the Trust (“Units”). The sole purpose of the Trust is to hold the Net Profits Interests, to receive payments from TRC and Velasco, and to make payments to Unitholders. The Trust does not conduct any business activity and has no officers, directors or employees.
          As initially disclosed by the Trust in its Current Report on Form 8-K dated January 28, 2008, after the close of business on Friday, January 25, 2008, the Trustee received a notice of a demand (the “Demand Notice”) for the Texas arbitration before JAMS from TRC, Torch E&P Company and Constellation Energy Partners LLC (collectively the “Working Interest Owners”). The working interests are each burdened by the Net Profits Interests contained in three net overriding royalty conveyances (the “Conveyances”). The Working Interest Owners sought a declaratory judgment that under the Conveyances the mechanisms contained in the Oil and Gas Purchase Contract, dated as of October 1, 1993, entered into by and among Torch Energy Marketing, Inc., TRC and Velasco (the “Purchase Contract”) (including the sharing price and minimum price mechanisms) should continue to be utilized for calculating the quarterly Net Profits Interests payments following termination of the Trust.
          On January 29, 2008 (the “Termination Date”), holders of more than 66 2/3% of the outstanding Units affirmatively voted for a proposal to terminate the Trust in accordance with the terms and provisions of the Trust Agreement. The Purchase Contract and the Administrative Services Agreement terminated upon the termination of the Trust.
          On February 21, 2008, the Trustee filed a response to the Demand Notice and filed a response and counterclaim on April 25, 2008 to the claimants amended demand notice of April 16, 2008 (collectively, the “Responses”). As stated in the Responses, the Trustee, upon further legal analysis of the Purchase Contract and the Conveyance documents, concluded that the sharing price mechanism of the Purchase Contract (which determined the calculation of the Net Profits Interests prior to the termination of the Purchase Contract) did not survive the termination of the Purchase Contract or the termination of the Trust. On April 11, 2008, Trust Venture Company, LLC (“Trust Venture”), which owns the majority of Units in the Trust, submitted an unopposed request to intervene in the Texas arbitration and become a party to the arbitration. Trust Venture agreed with the Trustee, and took the position in the Texas arbitration, that the sharing price mechanism of the Purchase Contract did not survive the termination of the Purchase Contract or the termination of the Trust.
          The hearing on the merits in the arbitration commenced on June 16, 2008 in Texas and was completed on June 20, 2008. On July 18, 2008, JAMS, through a panel of three arbitrators (the “Arbitrators”), released a final award notice to all parties (the “Award Notice”). In the Award Notice, the Arbitrators found that the

Conveyances are not ambiguous and the pricing mechanism of the Purchase Contract is incorporated by reference into the Conveyances notwithstanding termination of the Purchase Contract. The Arbitrators therefore concluded that the pricing mechanism (including the sharing price and minimum price mechanism) continues to burden the Net Profits Interests and will do so for the life of the Conveyances.
          As disclosed by the Trust in its Annual Report on Form 10-K for the period ended December 31, 2007 (“2007 Annual Report”), Trust Venture intended to commence a derivative action against Constellation Energy Partners LLC (“CEP”), the working interest owners of certain oil and gas fields located in Alabama, in accordance with, inter alia, Section 3816 of the Delaware Statutory Trust Act, codified at 12 Del. C. 3816(a), to (i) recover any overcharges to the Trust by CEP related to administrative costs, water gathering, treating and disposal costs and severance taxes and (ii) require CEP to provide an accounting of its revenues and expenses as required under the Net Overriding Royalty Conveyance filed of record in Tuscaloosa County, Alabama. On December 30, 2008, Trust Venture filed and subsequently served a derivative lawsuit against CEP in Alabama state court alleging such overcharges, challenging the calculation of the Net Profits Interests under the conveyances that were used to transfer the net profits interests in each state, and demanding an accounting of CEP’s revenues and expenses. In response to the derivative lawsuit, on February 9, 2009, CEP filed in Alabama state court a motion to dismiss such lawsuit without prejudice in favor of arbitration in Texas on various grounds, including Trust Venture’s alleged lack of standing and Trust Venture’s alleged failure to comply with certain contractual agreements. The Alabama state court denied CEP’s motion to dismiss on February 25, 2009, and so the Alabama derivative action is proceeding against CEP.
          On February 12, 2009, the Trustee received a certified copy of a demand for arbitration dated February 9, 2009 by CEP before JAMS in Texas (the “Demand Notice”) seeking a declaratory judgment that CEP (i) correctly calculated and paid the Net Profits Interests payments due to the Trust, (ii) correctly charged the Trust for certain well accounting services and severance taxes, and (iii) has complied with its contractual reporting requirements due to the Trust. In the Demand Notice, CEP claimed that, because the Trust authorized Trust Venture to file the derivative lawsuit, “there exists a judicable conflict between CEP and the Trust that is subject to resolution by arbitration.”
          On February 12, 2009, Trust Venture filed an emergency motion in Alabama state court to stay the arbitration demanded by CEP until such time as the court issues a judgment as to the enforceability of the arbitration agreement made by and between the Trust and CEP. The court denied that motion on February 25, 2009. On March 9, 2009, the Trustee filed its own motion in the same Alabama state court seeking to intervene in the derivative action for the limited purpose of moving for a stay of the Texas arbitration until resolution of the derivative action. The Alabama state court heard oral argument on the Trustee’s motion on March 25, 2009, and on April 1, 2009, the Alabama state court denied the Trustee’s motion to stay the Texas arbitration and further denied CEP’s motion to stay the Alabama state court derivative action. Subsequently, the Trustee filed a motion to dismiss or stay the Texas arbitration with JAMS and the arbitration panel heard oral argument on April 10, 2009 and on April 13, 2009 granted the Trustee’s motion to stay the Texas arbitration proceedings pending the outcome of the Alabama derivative action. The arbitration panel subsequently entered an Order of Dismissal with respect to the Texas arbitration dated July 27, 2009. There can be no assurance as to the outcome or result of the Alabama derivative litigation or that CEP will not file other arbitration claims. On August 21, 2009, the Alabama state court added the Trust as a nominal plaintiff in the Alabama derivative action that is proceeding against CEP.
          There can be no assurance as to the outcome or result of a lawsuit or the effect of the Alabama derivative lawsuit may have on the Trust or the Units, including the market value thereof.
The Trust has previously disclosed information concerning its inability to timely file with the Securities and Exchange Commission (“SEC”) its Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2009, for the quarterly period ended June 30, 2009 and for the quarterly period ended September 30, 2009 on its Form 12b-25, filed with the SEC on May 18, 2009, August 14, 2009 and November 16, 2009, respectively

(the Quarterly Reports referenced in this sentence are collectively referred to as the “Reports”). The Trust has also previously disclosed information regarding the termination of the Trust, the Alabama derivative litigation, Texas arbitrations and other information regarding the Trust on its Annual Report on Form 10-K for the period ended December 31, 2008 and its Quarterly Reports for the quarterly period ended March 31, 2008, for the quarterly period ended June 30, 2008 and for the quarterly period ended September 30, 2008 all filed with the SEC on November 25, 2009 and on its Current Reports on Form 8-K filed with the SEC on February 18, 2009, October 22, 2008, July 22, 2008, June 3, 2008, April 21, 2008, April 7, 2008, February 22, 2008, February 11, 2008, January 31, 2008, January 28, 2008, January 25, 2008 and December 21, 2007 and on Schedule 14C filed with the SEC on January 7, 2008 (Definitive Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934). The Unitholders are urged to read the above mentioned and all other filings by the Trust with the SEC carefully and in their entirety.
Reasons for the Inability to Timely File the Trust’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010
          The Trust is unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 for the following reasons:
•	The Trust intends to apply the sharing price and minimum price mechanisms for calculating the quarterly Net Profits Interests payments and in its financial statements after the Termination Date of the Trust for the entire winding up and liquidation period of the Trust. The Trust is actively engaged in the process of preparing the Reports, Annual Report on From 10-K for the period ended December 31, 2009 (“2009 Annual Report”) and the Current Quarterly Report and will file these reports as soon as practical.

•	The Trustee is working diligently and intends to continue to work diligently with its various service providers, including its auditors, to obtain all required financial information, reserve reports, complete the financial statements for the Reports, 2009 Annual Report and the Current Quarterly Report and put into place the necessary financial processes required during the winding up and liquidation period of the Trust.

•	The Trustee continues to review the materials associated with and respond as appropriate to the current derivative litigation in Alabama. In preparing the Reports, 2009 Annual Report and the Current Quarterly Report, the Trustee continues to review and analyze certain operating costs that the Working Interest Owners and Torch have approved and included in calculating the quarterly Net Profits Interests payments paid to the Trust. No assurances may be given about the outcome of the derivative litigation or the review or any future review and audit of the operating costs.
As a result of the foregoing, the Trustee’s ability to obtain complete and reliable information required to prepare and file the Current Quarterly Report on a timely basis has been adversely affected.
Despite best efforts by the Trust, the reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristin L. Moore	(302)	636-6016
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the annual period ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2009, June 30, 2009 and September 30, 2009
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pursuant to Section 3.07 of the Trust Agreement, the Trustee established a cash reserve as of March 10, 2008 that the Trust could draw on after that date for the payment of contingent or uncertain liabilities associated with the winding up and liquidation period of the Trust, the now-completed arbitration and the current derivative litigation and arbitration concerning the Trust. Cash payments received from the Working Interest Owners relating to 2008 and the first quarter of 2009 have been currently allocated to the cash reserve account. The Unitholders are urged to read the Trust’s SEC filings referenced in Part III Narrative above and all other filings by the Trust with the SEC carefully and in their entirety.

Torch Energy Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TORCH ENERGY ROYALTY TRUST

		By:	Wilmington Trust Company, not in its individual capacity but solely as Trustee for the Trust

Date:	May 18, 2010	By:	/s/ Bruce L. Bisson

Bruce L. Bisson, Vice President
(The Trust has no employees, directors or executive officers.)